Scott Albert

606 N. Bridge Street | Carbondale, Illinois 62901 | scottealbert@gmail.com | 630-222-0876

My objective as a wine grower is to produce world class wines with regional character by utilizing balanced vine growing techniques, harvest timing based on sensory analysis, and sound winemaking practices.

EXPERIENCE

Kite Hill Vineyards Carbondale , Illinois   October 2007 - Present
Winemaker, Vineyard Manager

- Responsible for all grape growing and winemaking duties at a small production vineyard and winery, from dormant pruning to bottling.
- Evaluated and maintained vineyard health through balanced pruning and cropping.
- Utilized sensible modern winemaking resources for a small production winery, with great regard for microbiological cleanliness.
- Produced high quality grapes and wine while being mindful of cost and set production budget.
- Trained seasonal vineyard and winery workers in proper techniques to produce exceptional wines.
- Implemented vineyard disease and pest control protocol with spray operator.
- Coordinated all vineyard and winery supply orders with owners.
- Kept detailed records of all wine lots and completed TTB and ILCC paperwork.
- Numerous awards in state, national, and international wine competitions, including:
    - Best Red Wine from any Appellation: Illinois State Fair Wine Competition, 2015
    - Gold Medal for Red Hybrid Wine: San Francisco Chronicle Wine Competition, 2015
    - Governors Cup - Best in Class for Dry Rosé: Illinois State Fair Wine Competition, 2010

Wild Alaska Salmon and Seafood King Salmon , Alaska   June 2013 - Present
Production Manager

- Trained, managed, and supervised a seasonal crew of 10-20 during the salmon run in June and July on Bristol Bay, Alaska.
- Responsible for the safety and quality of raw salmon, from unprocessed fish to finished fillets.
- Oversaw the offloading to shore, transport, processing, sorting, freezing, packaging, and shipping of wild Alaskan salmon with strict quality guidelines.
- Dealt with constantly changing work goals in a complex and often stressful environment.
- Assured all work goals were met while workers remained safe and without compromising product quality.
- Integral in problem solving and utilized sometimes very limited resources to overcome obstacles.
- Participated in direct to consumer sales and wholesale account sales in the lower 48 states.

EDUCATION

Southern Illinois University Carbondale, Illinois
Bachelor of Arts - Psychology   May 2009

OTHER AFFILIATIONS

Shawnee Hills Wine-Grape Association Cobden , Illinois   January 2013 - Present
Board Chairman

- The Shawnee Hills Wine-Grape Association is a non-profit group that develops continuing education programs on various topics related to grape growing and winemaking, as well as providing promotional support to member wineries and vineyards of the Shawnee Hills AVA.

Illinois Grape Growers and Vintners Association Springfield, Illinois
Member   January 2008 - Present